July 7, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Mr. Jeffrey P. Riedler
                    Assistant Director

Re:          Old Republic International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2010
File Number: 001-14471

Dear Mr. Riedler:

Old Republic International Corporation (“ORI”, “we”, “us”, “our”) herein respond to the written comments letter dated
 June 24, 2010 we received from the Staff of the Securities and Exchange Commission (the “Staff”) with respect to ORI’s Form 10-K for the Fiscal Year Ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A filed on April 13, 2010.

For the Staff’s convenience we have set forth the Staff’s comment immediately preceding our response, in the numbered order appearing in the Staff’s letter.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 14
1.
We note in your disclosure that you have not set any targets or conditions that the achievement of which results in a compensation award.  However, Section 7.2 of your 2006 Amended and Restated Incentive Plan lists numerous objective performance goals that must be achieved at a certain threshold before performance awards can be made.
We recognize that your disclosure states that your overall financial performance reflects the compensation payments made to your executive officers and employees but it does not cite to any specific objective criteria that needed to be met.  Please clarify how your compensation process functions in accordance with the above-referenced provision of your compensation Incentive Plan.  To the extent that the issuances pursuant to the Plan were dependent on meeting threshold performance measures, these thresholds should be disclosed.  Additionally, explain how the amount of award to each named executive officer was determined.

Securities and Exchange Commission                               July 7, 2010

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as administered by our
Compensation Committee, the performance criteria set forth in Section 7.2 of our 2006 Amended and Restated
Incentive Plan (the “Plan”) are only guidelines to be considered and given whatever weight the Compensation
Committee may choose to give, or not to give the criteria.  The Compensation Committee’s judgment is entirely subjective and takes into consideration the recommendations of the Company’s Chief Executive Officer and other senior managers.  While the overall pool for any one year’s awards is calculated pursuant to certain metrics such as return on equity and annual or consecutive years’ increase in earnings, individual awards granted under the
Plan are not the result of any formulas or the attainment of specific threshold performance measures.  The amounts awarded to the named executive officers for the year ended December 31, 2009 can only be explained as the subjective judgments of the Compensation Committee, taking into consideration the comments and recommendations of the
Company’s Chief Executive Officer and considering the various criteria set forth in Section 7.2 of the Plan.  This subjectivity is further underlined by the fact that the Old Republic International, Mortgage Guaranty and Title incentive plans were inoperative for 2007 to 2009 since these companies either lost money or performed very poorly.

2.	Please describe the criteria and/or factors the Committee considered when making deferred compensation.

There are no separate criteria or factors considered with respect to deferred compensation awards, as they are inherently part of all key employee performance awards.  For awards in excess of $25,000, the first $25,000 is paid in cash, as well as 50% of any excess.  The remaining 50% becomes the deferred portion of the award.  For 2007 to 2009 the only award to a named executive subject to deferral was granted to R. Scott Rager whose subjective compensation is largely based on the results achieved by Old Republic’s General Insurance business.

Securities and Exchange Commission                               July 7, 2010

3.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Our senior management and Compensation Committee conducted an assessment of the risk associated with our compensation policies and practices.  Our assessment reviewed all of our compensation and incentive compensation plans and particularly those under which an employee might be able, or tempted to influence the amount of his or her compensation, as well as those plans that principally benefit our senior executives.  We also identified features which we felt might encourage excessive or imprudent risk taking and identified the types of business risks potentially present, as well as factors which, in our view, mitigated these risks.

On balance, we believe our compensation arrangements do not encourage excessive or imprudent risk taking of a material nature.  Ours is a balanced and diverse compensation structure designed to reflect our philosophy of managing for the long run and links most of our incentive compensation to our long-term performance.  We annually benchmark our compensation programs and overall levels of compensation with those of our peer group of companies.  Our
Compensation Committee, consisting entirely of independent directors, oversees our compensation policies and practices and is responsible for reviewing and approving executive compensation and annual incentive compensation for senior management employees.  Our internal controls and disclosure controls and procedures, together with our standards of ethics and business conduct all support our compensation goals and work to mitigate compensation risk.

Based on the assessment described above, we have concluded that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  We have reviewed our assessments and conclusions with our Compensation Committee.

Securities and Exchange Commission                               July 7, 2010

The Company acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosures in its filings;
(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments with regard to these or other matters, or would like any additional information, please call the undersigned at 312/762-4223.

           Sincerely,

           /s/ Spencer LeRoy III

           Spencer LeRoy III